

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

<u>Via E-mail</u>
Mr. John K. Martin
Chief Financial Officer
& Administrative Officer
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

>   **Re: Time Warner Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed February 22, 2013**
>   **Response dated June 10, 2013**
>   **File No. 001-15062**

Dear Mr. Martin:

We have reviewed your response letter and have the following comments. As noted in our letter dated May 23, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>15. Segment Information, page 119</u>

1.   We note your response to comment one. As advertising is a significant source of revenue, please clarify what portion, if any, of advertising revenue comes from the HBO operating segment. Tell us how the sale of advertising space as a product was considered as a potential differentiating factor in your evaluation of criteria a and c. Include a discussion of the effect of advertising on margins for Turner and HBO operating

segments. Further, with regard to criteria c, please explain who your advertising customers are and tell us whether any of them are individually significant.

2.   Please provide an analysis of historical and long-term gross margins for HBO and Turner, five years forward and backward.

3.   It is not clear that HBO and Turner are subject to the same economic and industry trends. Please explain in further detail why you believe that HBO, a premium channel facing competition from companies such as Netflix and Amazon, is not subject to different trends than basic cable networks.   Please also include an analysis of subscriber trends, particularly during recent economic downturn, and the competitive environment, for both HBO and Turner.

4.   To the extent that Turner has an advantage by way of advertising as an additional source of revenue, and is presumably affected by seasonality and other changes or trends in this market, please explain why you believe these factors do not result in dissimilar economic and industry trends.

5.   We note your response to comment two. During the company's earnings call on February 6, 2013 discussing fourth quarter earnings, the company's CFO mentioned that TV accounted for approximately 60% of Warner Bros. profits and that margins for the fourth quarter benefited, in part, from a shift toward higher margin TV revenue. In your response you state that the segment manager, Warner Bros. CEO, maintains regular contact with your CODM and that they discuss financial results for the segment. Please confirm whether separate measures of profitability for TV and Theatrical are discussed during the segment managers regular contact with the CODM, or are otherwise provided to the CODM. Also confirm, if true, that the CODM is not involved in making decisions with regard to the allocation of resources to and assessment of the performance of Warner Bros. TV and Theatrical.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director